UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                     (amendment No. 20)*

                    Lindberg Corporation
                      (Name of Issuer)

                Common Stock, $.01 Par Value
               (Title of Class of Securities)

                        5351-71-10-2
                       (CUSIP Number)

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

SCHEDULE 13G
CUSIP NO. 5351-71-10-2

1    NAME OF REPORTING PERSON:  Nancy L. Bodeen
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable
     a ( )          b (  )
3    SEC USE ONLY
4    CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING WITH:
5    SOLE VOTING POWER:  0
6    SHARED VOTING POWER:  0
7    SOLE DISPOSITIVE POWER:  0
8    SHARED DISPOSITIVE POWER:  0
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
     CERTAIN SHARES: ( )
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 0.0%
12   TYPE OF REPORTING PERSON:  IN

     There have been no changes in the information reported in the statement of the undersigned filed with the Securities and Exchange Commission under cover of Schedule
13G, Amendment No. 19, except indicated below:

Item 4    Ownership (at January 17, 2001):

     (a)  Amount beneficially owned: 0
     (b) Percent of class: 0.0% (based on 0 shares outstanding at January 17, 2001)
     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:
                0
          (ii)  shared power to vote or to direct the vote:
                0
          (iii) sole power to dispose or to direct the
                disposition of:
                0
          (iv)  shared power to dispose or to direct disposition of:
                0

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                          Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 12, 2001

                                /S/Nancy L. Bodeen
                                ------------------
                                Nancy L. Bodeen